Exhibit 99.31

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR eCommerce Deal with Walther Arms Inc., Manufacturer of James Bond PPK

April 16th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has entered into an agreement with Walther Arms Inc, most famous as the manufacturer of James Bond’s Walther PPK, to Aritize™ its entire product line. Walther is a German weapons manufacturer and a subsidiary of the PW Group. NexTech is going to provide 3D product models to Walther through its web AR eCommerce platform.

“We are excited to be partnering with NexTech AR. This technology will give our customers a new way to interact with our products before and after their purchase. Walther products feature many details in machining and quality, and the 3D representation will allow the customer to clearly see the differences in our product when compared to the competition,” said Cody Osborn, M.Ed. Marketing Manager for Walther Arms, Inc.

NexTech is converting Walther Arms Inc.’s approximately 25 products into high fidelity 3D models to be used on Walther’s product pages, in 3D ads, and for use in a Walther AR showroom app. Walther’s existing and future customers will be able to view the products in full 3D on the Walther website, with 360-degree rotation, and to “place” the products in their space to understand the quality of craftsmanship before purchase.

“Being able to use augmented reality for visualizations, and 3D product views of precision high-quality products like the Walther PPK pistol and other precision products makes a ton of business sense,” said Evan Gappelberg, CEO of NexTech. “We are very excited to be bringing our web-enabled AR technology to such an iconic brand and leader in its field.”

Founded by Carl Walther in 1886, the company has manufactured firearms and air guns at its facility in Germany for more than 100 years. Walther Arms, Inc. is the United States Walther business unit and is based in Fort Smith, Arkansas.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere.  Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3